

November 22, 2021

Peng Sun
Chief Executive Officer
AMBG, Inc.
1185 Avenue of the Americas, Suite 301
New York, NY
10036

      Re: AMBG, Inc.
          Registration Statement on Form 10
          Filed October 25, 2021
          File No. 000-56359

Dear Mr. Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10 Registration Statement filed October 25, 2021

Directors, Executive Officers, Promoters and control persons, page 14

1.   We note references to Richard Ke on page 1 and to Hui Chen in the stock purchase agreement filed as exhibit 22. Please revise to identify all of your executive officers and promoters. See Item 401(g) and Item 404(c) of Regulation S-K. Additionally, revise to identify your promoter or officer who acquired Mr. Lazard's shares for $100,000.

Exhibits

2.   We note the statement on page 15 that your certificate of incorporation authorized the issuance of 500,000,000 shares of common stock; however, your articles as filed are dated September 15, 2005 and authorize only 50,000,000 shares of common stock. Please file your amended and restated certificate of incorporation. If you have bylaws please file pursuant to Item 601(b)(3)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction